UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

KMG Chemicals, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Texas	75-2640529
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

9555 West Sam Houston Parkway South, Suite 600 Houston, Texas	77099
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  N/A.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $.01 par value per share	New York Stock Exchange

Securities to be registered under Section 12(g) of the Act: None.

Item 1. Description of the Registrant’s Securities to be Registered.

The description of the Common Stock, $.01 par value per share (“Common Stock”), of KMG Chemicals, Inc. (the “Registrant”), is set forth below. The Common Stock currently trades on the Nasdaq Global Market under the symbol “KMGB.” The Registrant has applied to have the Common Stock listed on the New York Stock Exchange.

General

Our authorized capital stock consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $.01 per share. As of June 19, 2012, we had 11,389,720 outstanding shares of common stock and no outstanding shares of preferred stock.

The following summary describes the terms of our capital stock that we consider to be material, but does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of our Restated and Amended Articles of Incorporation, our Bylaws and applicable Texas law.

Common Stock

Voting and Other Rights. Each share of common stock entitles the holder thereof to one vote on all matters on which holders are permitted to vote. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no shareholder has any right to convert common stock into other securities. No shares of common stock are subject to redemption or to any sinking fund provisions. All of the outstanding shares of common stock are fully paid and nonassessable.

Dividend and Distribution Rights. Subject to rights of holders of preferred stock, if any, the holders of shares of common stock are entitled to dividends when, as and if declared by our board of directors from funds legally available for the payment of dividends and, upon liquidation, to a pro rata share in any distribution to shareholders.

Preferred Stock

Pursuant to our Restated and Amended Articles of Incorporation, our board of directors has the authority, without further shareholder approval, to provide for the issuance of up to 10,000,000 shares of preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Because the board of directors has the power to establish the preferences and rights of each series, it may afford the holders of any preferred stock preferences, powers and rights, including voting rights, senior to the rights of the holders of common stock. No shares of preferred stock are currently outstanding. Although we do not have any present intention to issue shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control.

In addition, while it is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific terms of the preferred stock to be issued and the rights of the holders of such preferred stock under those terms, the effects might include, among other things, restrictions on common stock dividends, dilution of the voting power of the common stock, and impairment of the liquidation rights of the common stock.

Incentive Plans

As of June 19, 2012, we had a combined 499,482 shares of common stock reserved and available for grant under the 1996 Stock Option Plan, the 2004 Long Term Incentive Plan and the 2009 Long-Term Incentive Plan.

Anti-Takeover Provisions of Texas Law, Our Restated and Amended Articles of Incorporation and Bylaws

Certain provisions of Texas law, our Restated and Amended Articles of Incorporation and our Bylaws are intended to enhance the likelihood of continuity and stability in our board of directors and its policies, but might have the effect of delaying or preventing a change in control or takeover attempt and may make more difficult the removal of incumbent management that a shareholder might consider in his or her best interest, including attempts that might result in a premium over the market price for our common stock.

Texas Business Organizations Code. We are subject to the provisions of Title 2, Chapter 21, Subchapter M of the Texas Business Organizations Code (the “Texas Business Combination Law”). That law provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” An “affiliated shareholder” is generally defined as the holder of 20% or more of the corporation’s voting shares, for a period of three years from the date that person became an affiliated shareholder. The law’s prohibitions do not apply if:

•	the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

•	the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

Because we have more than 100 shareholders, we are considered an “issuing public corporation” for purposes of this law. The Texas Business Combination Law does not apply to the following:

•	the business combination of an issuing public corporation: where the corporation’s original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law; or that adopts an amendment to its charter or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

•	a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

•	a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

•	a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

Neither our certificate of formation nor our bylaws contain any provision expressly providing that we will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving our company, even if that event would be beneficial to our shareholders.

Authorized Shares. Our authorized but unissued shares of common and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our board of directors has the authority, without further shareholder approval, to provide for the issuance of up to 10,000,000 shares of preferred stock in one or more series and to determine the dividend rights, the conversion rights, voting rights, rights and terms of redemption, liquidation, preferences, the number of shares constituting any such series and the designation of such series. Since the board of directors has the power to establish the preferences and rights of such series, it may afford the holders of any preferred stock preferences, powers and rights, including voting rights, senior to the rights of the holders of our common stock. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Vacancies on the Board of Directors; Removal of Directors. Our Bylaws provide that any vacancy occurring in the board of directors, including an increase in the number of authorized directors, may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum of the entire board of directors. However, the board of directors may not fill more than two openings on the board resulting from an increase in the number of directors during the period between any two successive annual meetings of shareholders. A director elected to fill a vacancy will serve for the remainder of the term to which the director has been elected and until the director’s successor has been elected and duly qualified. Our Bylaws provide that a director may be removed from our board with or without cause by the affirmative vote of a majority of the shareholders present, either in person or by proxy, and entitled to vote at any special meeting of shareholders duly called and held for such purpose.

Amendment of Articles of Incorporation and Bylaws. Our Restated and Amended Articles of Incorporation may be amended by the affirmative vote of the holders of not less than two-thirds of our capital stock then outstanding and entitled to vote. Our Bylaws may only be amended by the affirmative vote of a majority of the members of our full board of directors at any regular or special meeting of the board.

Transfer Agent

The transfer agent for our common stock is Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

Item 2. Exhibits.

The following exhibits to this Registration Statement on Form 8-A are incorporated by reference from the documents specified, which have been filed with the Securities and Exchange Commission.

Exhibit Number	Description
1.	Restated and Amended Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3(i) of the Registrant’s Form 10-QSB12G filed on December 6, 1996).

2.	Articles of Amendment to Restated and Amended Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3 of the Registrant’s Form 10-QSB filed on December 12, 1997).

3.	Bylaws of the Registrant (incorporated herein by reference to Exhibit 3(ii) of the Registrant’s Form 10-QSB12G filed on December 6, 1996).

4.	Form of Common Stock Certificate of the Registrant (incorporated herein by reference to Exhibit 4.1 of the Registrant’s Form 10-QSB12G filed on December 6, 1996).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 18, 2012	KMG Chemicals, Inc.

	By:	/s/ J. Neal Butler
J. Neal Butler, President

EXHIBIT INDEX

Exhibit Number	Description
1.	Restated and Amended Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3(i) of the Registrant’s Form 10-QSB12G filed on December 6, 1996).

2.	Articles of Amendment to Restated and Amended Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3 of the Registrant’s Form 10-QSB filed on December 12, 1997).

3.	Bylaws of the Registrant (incorporated herein by reference to Exhibit 3(ii) of the Registrant’s Form 10-QSB12G filed on December 6, 1996).

4.	Form of Common Stock Certificate of the Registrant (incorporated herein by reference to Exhibit 4.1 of the Registrant’s Form 10-QSB12G filed on December 6, 1996).